Exhibit 99.1

Amber Premium Transforms into AMBR, Dedicated to Building Specialized AI Agents for Finance, Enterprise, and Growth

The Nasdaq-listed company marks a fundamental transformation of its business, drawing on nearly a decade of expertise from the team that founded Amber AI in 2017 to build specialized AI agents for high-stakes domains — launching with its flagship personal finance agent, Ambre

SINGAPORE, August 31, 2026 — Amber International Holding Limited (Nasdaq: AMBR) (the “Company”), previously operating under the brand name “Amber Premium”, today announced that it is undertaking a fundamental business transformation into the new brand name AMBR. The transformed Company will operate as an agentic AI company dedicated to building specialized AI agents for finance, enterprise, and growth. The Company also announced the launch of Ambre, its flagship AI agent for personal finance, and the availability of MIA, its marketing AI agent, to enterprise clients.

Built on AI and Domain Expertise

AMBR is established by the same team that founded Amber AI in 2017, which later became Amber Group, bringing nearly a decade of experience across AI, financial markets, and technology into its next chapter. The Company combines AI-native builders with practitioners who have deep experience in financial markets and operating real-world businesses, bringing together advanced AI capabilities with real data, domain context, operational infrastructure, and real workflows to build agents for consequential use cases.

“We started as Amber AI in 2017, then spent nearly a decade in markets learning where intelligence stops and consequence begins,” said Michael Wu, Founder and CEO of AMBR. “I have spent my career at the intersection of technology and financial markets — from programming and building AI systems to operating businesses in some of the most demanding markets. That experience showed me the gap between intelligence and real-world consequences, and that is what our agents are built for. I am excited about building AMBR full time and supporting the Company as it enters its next chapter.”

Purpose-Built Agents for Real-World Use

Software engineering has been an early proving ground for agentic AI, showing how AI models can move beyond generating answers to completing tasks when connected to the right tools, context, data, and permissions. However, applying this model to other domains is more complex, particularly in areas such as finance and marketing, where agents need to operate within domain-specific data, applicable constraints, established workflows, and risk parameters. AMBR was created to address this challenge by developing AI agents purpose-built for these domains.

AMBR’s agents are designed from the outset around specific verticals. Their development draws on AI technology, domain expertise, and deep understanding of real-world workflows, with the aim of enabling agents to interpret users’ intent, coordinate relevant tasks, and support execution. As agents demonstrate reliability, AMBR aims to progressively expand the scope of tasks they can handle autonomously, particularly in high-stakes domains where expertise, precision, and trust matter. Ambre is the first agent built on this model.

Ambre: Turning Financial Intent Into Action

AMBR’s first flagship product, Ambre, is designed to make personal finance more intelligent, conversational, and actionable.

Users can explore their financial information in natural language, with Ambre delivering insights grounded in their actual holdings and interests alongside relevant market intelligence. Beyond answering questions, Ambre can turn a user’s objective into an ongoing task carrying out the specific instructions they define and approve — analyzing portfolios across accounts and asset classes, monitoring relevant developments and conditions, and alerting users to developments that affect their holdings.

Ambre is now available by invitation, with verified clients of Amber Premium receiving first access. Interested users can join the waitlist on this website.

MIA: Agency Expertise, Delivered by an AI Agent

MIA, AMBR’s specialized AI agent for marketing, is now available directly to enterprise clients. Originally developed and commercially tested within AMBR’s businesses, MIA has run more than 1,250 automated workflows, cutting turnaround times by an average of 85% within four months of rollout.

MIA follows the same agentic model in a different domain, connecting market intelligence, content production, and distribution into a single workflow. It continuously monitors brands, competitors, market signals, social channels, news, and AI search results to identify relevant opportunities and risks. It then helps teams turn insights into actionable marketing outputs — from research and strategic planning to content development, response planning, and distribution — with review and approval steps keeping users in control.

Together, Ambre and MIA demonstrate AMBR’s approach of combining AI technology with domain expertise, data, and real-world workflows to build AI agents for specific use cases. The Company expects to introduce additional agents later in 2026.

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About AMBR

AMBR (Amber International Holding Limited, Nasdaq: AMBR) is a Nasdaq-listed agentic AI company dedicated to building specialized AI agents for finance, enterprise, and growth — domains where the stakes are high and trust matters most. Founded by the team behind Amber AI in 2017, which later became Amber Group, AMBR combines AI technology with deep expertise in financial markets, real-world workflows, and trusted infrastructure.

AMBR is building a portfolio of purpose-built AI agents designed around specific use cases and end-to-end workflows, designed to help individuals and organizations evaluate opportunities, generate insights for decision-making, and organize workflows from intent to action. Its flagship agents include Ambre, an AI agent for personal finance, and MIA, a marketing AI agent proven within AMBR’s businesses.

Learn more at www.ambr.io or @AMBR_io on LinkedIn.

About Ambre

Ambre is AMBR’s flagship AI agent for personal finance. It brings together a user’s financial portfolio across accounts and asset classes, interests, and financial context, filters market signals for what matters, and turns conversations into ongoing monitoring and tasks — helping users move from information to action with greater clarity. Learn more at ambr.io/agents/ambre.

About MIA

MIA is AMBR’s marketing AI agent, built to make day-to-day marketing execution faster, smarter, and less manual. Developed and proven within AMBR’s wholly-owned marketing businesses, iClick and CMRS, MIA is now available for direct client use. Learn more at MIA.ambr.io.

Media Contact

For media inquiries, please contact: pr@ambr.io.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, prospects and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the risks associated with the Company’s strategic transformation from its prior business operations, including the ability to successfully transition its business model, retain existing clients, and achieve anticipated benefits of the transformation; the Company’s ability to successfully launch, commercialize and scale its AI products and services, including Ambre and MIA, and to realize anticipated benefits for clients; the timing and scope of product availability; the adoption of the Company’s AI agents; market acceptance; technological performance and reliability; competitive developments; operational execution; cybersecurity considerations; changes in applicable law or regulation, including evolving regulations applicable to artificial intelligence, data privacy, algorithmic transparency, and AI governance; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. There can be no assurance that any product or service will achieve anticipated adoption levels or commercial success. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

This announcement is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities or investment products, nor does it constitute investment advice. Any products or services described herein are subject to applicable laws, regulations and eligibility requirements and may not be available in all jurisdictions or to all persons. The Company does not provide regulated financial service in any jurisdiction in which it is not licensed to do so.